Filed Pursuant to Rule 424(b)(5)

Registration No. 333-291566

AMENDMENT NO. 1 DATED MAY 27, 2026

TO PROSPECTUS SUPPLEMENT DATED APRIL 16, 2026

TO PROSPECTUS DATED DECEMBER 4, 2025

Up to $2,661,176

Common Stock

Rocket One Inc.

This Amendment No. 1 to prospectus supplement (“Amendment”) amends and supplements the information in the prospectus, dated December 4, 2025, filed as a part of our registration statement on Form S-3 (File No. 333-291566), as supplemented by our prospectus supplement dated April 16, 2026 (collectively, the “Prior Prospectuses”). This Amendment should be read in conjunction with the Prior Prospectuses, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prior Prospectuses. This Amendment is not complete without, and may only be delivered or utilized in connection with, the Prior Prospectuses, and any future amendments or supplements thereto.

We filed the Prior Prospectuses to register the offer and sale of our common stock, par value $0.0001 per share, from time to time pursuant to the terms of that certain Sales Agreement dated November 8, 2024 with H.C. Wainwright & Co., LLC (the “Sales Agent” or “Wainwright”) dated November 8, 2024, (the “Sales Agreement”).

Since our entry into the Sales Agreement, we have offered and sold an aggregate of 6,824,327 shares of common stock for gross proceeds of approximately $6.6 million pursuant to the Sales Agreement.

We are filing this Amendment to supplement the Prior Prospectuses to increase the aggregate amount we intend to sell pursuant to the Sales Agreement. As of the date of this Amendment, we are offering up to an additional $2,661,176 of our common stock for sale under the Sales Agreement, not including the shares of common stock previously sold pursuant to the Sales Agreement.

As of the date of this Amendment, the aggregate market value of our common stock held by non-affiliates of our public float was approximately $27,837,706 based on a total number of 21,022,498 shares of common stock outstanding, of which 20,468,902 shares of common stock were held by non-affiliates, at a price of $1.36 per share, the closing sales price of our common stock on May 27, 2026, which is the highest closing price of our common stock on The Nasdaq Capital Market within the prior 60 days. We have sold approximately $6,618,059 of securities pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement (excluding this offering). Accordingly, based on the foregoing, we are currently eligible under General Instruction I.B.6 of Form S-3 to offer and sell shares of our Common Stock having an aggregate offering price of up to approximately $2,661,176. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month period so long as our public float remains below $75.0 million.

Our common stock is listed on The Nasdaq Capital Market under the symbol “RKTO.” On May 27, 2026, the last reported sale price of our common stock was $1.36 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-5 of the prospectus supplement dated April 16, 2026, page 8 of the accompanying base prospectus and under similar headings in the documents incorporated by reference into this prospectus supplement and the accompanying base prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying base prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.

The date of this prospectus supplement is May 27, 2026